Encore Brands, Inc.
502 East John Street
Carson City, Nv 89706

March 16th 2009

United States Security
and Exchange Commission
Attn: Division of Corporation Finance
Office of Beverages c/o Pamela Howell
100 F Street, North East
Washington, DC 20549

Subject:  Encore Brands, Inc. Form S-1A, File # 333-156612

Dear Ms. Howell:

Enclosed are our responses to your comments of March 11th 2009.  As per your request we are enclosing marked copies of the amendments to expedite your review.  Attached you will also find the exhibits the Commission requested and a copy of the “redlined” amendment for comparison purposes.  This document is also “marked” by comment number to assist in your review process.

We look forward to hearing back from you and we hope we responded appropriately to all your comments. Please feel free to contact me directly at 949-680-9660 or fax any response to 775-201-8331.

Sincerely;

/s/ Thomas Roth
Thomas Roth,
President

Risk Factors, page 5

1. We reissue comment two from our letter dated February 5,2009. Please disclose in greater detail the risk factors of the offering, particularly the specific risks in starting a business, such as finding a manufacturer, distributors, marketing agents and employees,

Answer: done

Use of Proceeds, page 8

2. We reissue comment three from our letter dated February 5, 2009. Please indicate in this section the order of priority of the various purposes if less than the maximum is raised in this offering. Consider providing such information in tabular format at various percents of the offering received. Discuss the registrant's plans if substantially less than the maximum proceeds are obtained. See Item 504 of Regulations S-K. Disclose in greater detail how the company's activities will vary depending upon varying levels of offering proceeds. We note the statement that "It would be difficult to move forward with our business plan if this offering were to be totally ineffective." Please provide additional disclosure as to your business plan if you are unable to raise nominal funds in this offering.

Use Of Proceeds

The estimated net proceeds to the Company from the sale of the 20,000,000 shares, of Common Stock offered hereby are estimated to be approximately $9,000,000 after deducting estimated underwriting discounts and offering expenses.   The Company intends to use the net proceeds of this offering to fund marketing and sales solutions it has developed, summarized as follows:

In the first 24 months the projected use of funds has been forecasted as follows:

Company Operations

	At 25% Maximum Offering	At 50% Maximum Offering	At 75% Maximum Offering	At the Maximum Offering

Management/Distribution (2)*	411,250	847,500	$1,250,000	1,765,000
Sales and Marketing (1)*	1,100,000	2,500,000	$3,900,000	5,200,000
Sub Total:	1,511,250	3,347,500	$5,150,000	6,965,000

Business Travel:

Long Distance (4)*	65,000	112,500	$200,000	225,000
Local	10,000	20,000	$30,000	40,000
Sub Total	75,000	132,500	$230,000	265,000

General & Administrative (5)*	140,000	160,000	$180,000	240,000

Legal Expense (Patents, TM’s, etc.) (8)*	150,000	175,000	$200,000	200,000

Medical & Professional Endorsements (12)*	10,000	20,000	$30,000	40,000

Liability Insurance (7)*	40,000	40,000	$40,000	40,000

Advertising Expenses:

Samples (11)	30,000	62,500	$100,000	125,000
Trade Show/Exhibit (10)*	18,750	37,500	$50,000	75,000
Product R&D	0	0	$0	0
Package Design	0	0	$0	0
Public Relations (9)*	50,000	100,000	$170,000	200,000
Web Development (13)*	25,000	25,000	$50,000	50,000
Media/Collateral (6)*	100,000	200,000	$300,000	400,000
Sub Total	223,750	425,000	$670,000	850,000

Initial Production & Inventory (3)*	100,000	200,000	$300,000	400,000

Directors & Advisors	0	0	$0	0

Total Required Start Up Capital	2,250,000	4,500,000	$6,800,000	9,000,000

We may not be able to build out our business plan and support our growth if a significant amount of the offering is not achieved.  The * represents the areas in which we would need to cut back initially in order of importance to sustain our business flow.  It would be difficult to move forward with our business plan if this offering were to be totally ineffective.

As of September 30, 2008, the Company had not yet achieved profitable operations and has no cash which will not be sufficient to sustain operations over the next fiscal year, all of which casts substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon its ability to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds from equity financing; however there is no assurance of additional funding being available.

The amounts and timing of our actual expenditures will depend upon numerous factors, including the progress of our efforts. The chart above represents our best estimate of our allocation of the net proceeds of this offering based upon current plans and estimates regarding anticipated expenditures. Actual expenditures may vary substantially from these estimates, and we may find it necessary or advisable to reallocate the net proceeds within the above-described uses or for other purposes.

We anticipate, based on management's current plans and assumptions relating to our operations, that the net proceeds of this offering, if the maximum subscription is achieved, will be sufficient to satisfy our contemplated cash requirements to implement our expansion and marketing plan. If the proceeds of the offering are smaller or are insufficient to fund the implementation of our business plan (due to a change in our plans or a material inaccuracy in our assumptions, or as a result of unanticipated expenses, or other unanticipated problems), we will be required to seek additional financing sooner than currently anticipated in order to proceed with such implementation.

THE FOREGOING REFLECTS ONLY ESTIMATES OF THE USE OF THE PROCEEDS FOR 25% TO 100% OF THE MAXIMUM SUBSCRIPTION. IF LESS THAN 25% OF THE MAXIMUM SUBSCRIPTION IS ATTAINED, THE AMOUNTS WILL BE ADJUSTED APPROPRIATELY. ACTUAL EXPENDITURES MAY VARY MATERIALLY FROM THESE ESTIMATES.

General Information page 16

3. As previously requested in comment five from our letter dated February 5, 2009, please provide a detailed plan of operations, as required by Item 101(a)(2)(iii) of Regulation S-K. Also, provide the basis for the projection in your minimal plan of operations provided for planning for revenues of $2.5 million (and 25,000 cases for each market).

Answer:  the “statement” for the projection of $2.5 million (and 25,000 cases) has been deleted.

PLAN OF OPERATION

On a short-term basis, we have not generated any revenues to cover operations.  Based on prior history, we will continue to have insufficient revenue to satisfy current and recurring liabilities as we continue development activities. For short term needs we will be dependent on receipt, if any, of private placement proceeds.

We feel if the maximum proceeds are raised we will be good for the next 24 months.  If we do not raise a significant amount of the proceeds we will need to scale back and perhaps do a new funding over the next six months.

If there is a reduction in the amount of proceeds anticipated through this offering it is the companies’ intention to scale the role out plan in terms of number of states launching the ecstasy brand. In addition, the company would reduce the marketing dollars to be spent supporting each of those markets.

By adjusting the timing of these state by state role outs and limiting overhead and marketing expenses the company should be able to balance its goals and the capital requirements necessary to achieve them.

By taking this state by state approach we feel we can best focus our business and drive sales where we see the most positive results and limit our efforts in areas where we feel the ROI is least predictable.

Management feels at this time there is no need for additional R&D as its product line is currently in place.

Any anticipated material changes in number of employees in the various departments such as research and development, production, sales or administration will be based on a “first needs basis”.

We have only common stock as our capital resource. We do not have capital sufficient to meet our expected cash requirements; therefore, we will have to seek loans or equity placements.

Management plans to temporarily advance capital to maintain normal operations. Management has agreed to provide temporary financing to the Company, but is not contractually obligated to do so. If we fail to raise additional funding, we may have to delay, scale back or discontinue some or all of our objectives.

We may  borrow  money to  finance  our  future  operations,  although  we do not currently  contemplate  doing so. Any such borrowing will increase the risk of loss to the investor in the event we are unsuccessful in repaying such loans.

We may issue additional shares to finance our future operations, although the Company does not currently contemplate doing so. Any such issuance will reduce the control of previous investors (see "Risk Factors") and may result in substantial additional dilution to investors purchasing shares from this offering.

We do not believe that we are a candidate for conventional debt financing and we have not made arrangements to borrow funds under a working capital line of credit. We believe that the most likely source of future funding, if any, will be the sale of equity or borrowings from related parties, however, we have no firm or written agreements regarding financing. Our future is dependent upon our ability to obtain financing.

Item 101 -- Description of Business

a.
General development of business. Describe the general development of the business of the registrant, its subsidiaries and any predecessor(s) during the past five years, or such shorter period as the registrant may have been engaged in business. Information shall be disclosed for earlier periods if material to an understanding of the general development of the business.

1.
In describing developments, information shall be given as to matters such as the following: the year in which the registrant was organized and its form of organization; the nature and results of any bankruptcy, receivership or similar proceedings with respect to the registrant or any of its significant subsidiaries; the nature and results of any other material reclassification, merger or consolidation of the registrant or any of its significant subsidiaries; the acquisition or disposition of any material amount of assets otherwise than in the ordinary course of business; and any material changes in the mode of conducting the business.

2.	Registrants

i.	Filing a registration statement on Form S-1 (Rule 239.11 of this chapter) under the Securities Act or on Form 10 (Rule 249.210 of this chapter) under the Exchange Act;

ii.	Not subject to the reporting requirements of section 13(a) or 15(d) of the Exchange Act immediately before the filing of such registration statement; and

iii.
That (including predecessors) have not received revenue from operations during each of the three fiscal years immediately before the filing of such registration statement, shall provide the following information:

A.	if the registration statement is filed prior to the end of the registrant's second fiscal quarter, a description of the registrant's plan of operation for the remainder of the fiscal year; or

B.
if the registration statement is filed subsequent to the end of the registrant's second fiscal quarter, a descripition of the registrant's plan of operation for the remainder of the fiscal year and for the first six months of the next fiscal year. If such information is not available, the reasons for its not being available shall be stated. Disclosure relating to any plan shall include such matters as:

3.
In the case of a registration statement on Form S-1, a statement in narrative form indicating the registrant's opinion as to the period of time that the proceeds from the offering will satisfy cash requirements and whether in the next six months it will be necessary to raise additional funds to meet the expenditures required for operating the business of the registrant; the specific reasons for such opinion shall be set forth and categories of expenditures and sources of cash resources shall be identified; however, amounts of expenditures and cash resources need not be provided; in addition, if the narrative statement is based on a cash budget, such budget shall be furnished to the Commission as supplemental information, but not as part of the registration statement;

4.	An explanation of material product research and development to be performed during the period covered in the plan;

5.	Any anticipated material acquisition of plant and equipment and the capacity thereof;

6.	Any anticipated material changes in number of employees in the various departments such as research and development, production, sales or administration; and

7.	Other material areas which may be peculiar to the registrant's business.

Certain Relationships and Related Transactions, page 39

4. We reissue comment six from our letter dated February 5, 2009. We do not agree with your response that a "principal shareholder" is one who owns more than ten percent of a firm’s outstanding shares. Please note that the instructions to Item 404(a) of Regulation S-K state that, for purposes of paragraph (a) of the Item, the term related person means "a security holder covered by Item 403(a) of Regulation S-K.” Item 403(a) covers, among others, any person who is the beneficial owner of more than five percent of the registrant's voting securities. In addition, revise any contradictory statements in the registrations statement regarding relationships, such as the following on page 3, under "General Information About Our Company": "These are two different and distinct business entities and there is no relationship other than this agreement." Lastly, please revise the principal stockholders table to comply with Item 403 of Regulation SK. Currently the table refers to owners of 10% or more of the common stock of the company.

Answer: revised as requested

You disagree that a “principal shareholder” is one who owns 10% or more of a firms outstanding shares and ask us to revise this table yet that is the proper description and what is called for in the S-1 Registration Document.  However we did add a “beneficial owner” disclosure representing ownership of 5% or more of individual shareholders.

PRINCIPAL STOCKHOLDERS

List principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder.

Thomas Roth, CEO	14,000,000 Common shares or 87%

List the number of shares beneficially owned by each Officer and Director.

Thomas Roth CEO	14,000,000
Eric Barlund Director	1,000
Murray Williams Director	611

As stated, the LLC currently owns 9% and will own 4% fully diluted if all shares in the offering are sold.

You also refer to Item 404 (a) of Reg S-K, would we be correct in assuming you meant Item 404 (b)?

b)	Any person who was in any of the following categories when a transaction in which such person had a direct or indirect material interest occurred or existed:

i.	A security holder covered by Item 403(a); or

ii.
Any immediate family member of any such security holder, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such security holder, and any person (other than a tenant or employee) sharing the household of such security holder.

Also, you make mention of the term “related persons” in regards to Item 403(a) but are we really discussing the info below?  Should we include the LLC’s holdings there?

Item 403 -- Security Ownership of Certain Beneficial Owners and Management

Security ownership of certain beneficial owners. Furnish the following information, as of the most recent practicable date, with respect to any person (including any ``group'' as that term is used in section 13(d)(3) of the Exchange Act) who is known to the registrant to be the beneficial owner of more than five percent of any class of the registrant's voting securities. The address given in column (2) may be a business, mailing or residence address. Show in column (3) the total number of shares beneficially owned and in column (4) the percentage of class so owned.

(1) Title of class	(2) Name and address of beneficial owner	(3) Amount and nature of beneficial ownership	(4) Percent of class
common	Encore Brands LLC	1,500,000	9%

(2) 1437 10th Street, Santa Monica, CA 90401

Exhibits

5. The licensing agreement does not appear to be filed in its entirety. For example, section 3.1 refers to restrictions in Section 4.5 and 4.6, neither of which are included in the licensing agreement. Also, Section 2 indicates it has been intentionally omitted. Please file the complete licensing agreement as an exhibit.

Answer:  please see revised exhibit.

To the extent that you are requesting confidential agreement, please refer to the Staff Legal Bulleting No. 1.

Answer: we are not seeking a confidentiality agreement.